EXHIBIT A


[LOGO OF KOOR INDUSTRIES LTD.]
-------------------------------------------------------------------------------
                                                      OFFICE OF LEGAL COUNSEL
                                                      21 Ha'arba'a Street
                                                      Tel Aviv 64739
                                                      Israel
                                                      Tel: 972-3-6238420
                                                      Fax: 972-3-6238425

                                                      June 21, 2000

The Securities Authority      The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.        54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464               Tel Aviv 65202                Jerusalem 91007
---------------               --------------                ---------------

Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,


RE:  IMMEDIATE REPORT (NO. 40/2000) REGARDING THE NOMINATION OF A DIRECTOR
     (NOT AN INDEPENDENT DIRECTOR) KOOR INDUSTRIES LTD.
     (COMPANY NO. 52-001414-3)
     -------------------------


1.    Name:                                                    Dr. Janet Aviad

2.    Date of Nomination:                                      June 19, 2000

3.    ID No.:                                                  01-339509-1

4.    Date of Birth:                                           May 27, 1942

5.    Citizenship                                              Israeli

6.    Residential Address:                                     4 Smatz St.,
      Jerusalem.

7.    Education:                                               Academic.

8.    Occupation/s over last five years:                       Director of the Karev Foundation.

9.    Companies in which she serves as or has
      served as a director over the past five years:           None.

10.   Whether an Employee of the Company,                      Not employee of the
      or Subsidiary or an Affiliate,                           Company or its Party in
      or an Interested Party therein:                          the Company, full details
      (If an Employee of the Company, or                       thereof:) subsidiaries
      a subsidiary or Affiliate, or of an Interested           or its affiliate.

11.   Whether a Near Relative of another Interested
      Party in the company: If the Director is a near
      relative of another Interested Party in the
      Company, full details thereof:                           Not relative.

12.   Whether the Director holds shares and
      Convertible Securities in the Company, a
      subsidiary, or an affiliate. Details of
      shares and convertible securities held in the
      company, a Subsidiary, or an Affiliate thereof:          Does not hold.

13.   This report has been transferred by fax.
      To:  The Securities Authority  - 02-6513940              date: 6/21/2000  time: 8:40 a.m.
      To:  The Tel Aviv Stock Exchange Ltd. - 03-5105397       date: 6/21/2000  time: 8:40 a.m.



                                                        Yours Sincerely,

                                                        Shlomo Heller, Adv.
                                                          Legal Counsel